Exhibit 1

For Immediate Release

Contact:
Yossy Zylberberg
COO & CFO
+972 (8) 9145466
yossyz@oranacorp.com

NUR Macroprinters Finalizes Sale of its Business to HP

LOD, Israel, March 3, 2008 – NUR Macroprinters Ltd. (NURMF.PK), a leading supplier of wide-format inkjet production printers for the printing industry, announced today that it has finalized the sale of its business to Hewlett-Packard Company (HP) in accordance with the asset purchase agreement signed on Dec. 9, 2007.

Under the terms of the agreement, HP has paid $118.4 million in cash to NUR (including $14.5 million deposited in an escrow account). HP has withheld approximately $1.6 million until final calculation of NUR’s cash position at closing. As a result of HP acquiring NUR’s Belgium subsidiary, an additional $1.5 million will be withheld until the assignment of NUR’s Belgium subsidiary’s obligations with respect to such subsidiary’s capital lease and Government grants, to NUR. NUR will retain approximately $1 million in cash and will use approximately $21.7 million of the proceeds to repay loans to its lender banks. NUR has also retained several additional liabilities (although approximately $1.5 million of which have been paid prior to closing and have been accounted for in the closing purchase price adjustment) and is still evaluating the tax consequences of the transaction.

Following the closing of the transaction, David Reis, President and CEO, NUR Macroprinters, will provide consulting services to the HP management team for a period of up to 6 months. Yuval Cohen, Managing Partner of Fortissimo Capital and Chairman of the NUR board of directors stated: “On behalf of NUR’s board of directors, management and employees, we wish to thank Mr. Reis for his unrivaled support and dedication during his tenure at NUR, particularly in repositioning the company as a market leader for wide-format UV production printers.”

NUR’s board of directors will convene shortly to discuss the future directives for the company and appoint a new CEO.

Information Relating to Forward-Looking Statements
With the exception of historical information in this news release, this document includes forward-looking statements that involve risks and uncertainties, including, but not limited to, uncertainties with respect to results, the management of growth, fluctuations in demand, major changes in political, economic, regulatory, or environmental conditions, the loss of key customers, suppliers or key members of senior management, uninsured losses, competition, uncertainty as to the closing of the transaction, possibility of future claims for indemnity, and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Actual results may differ materially from any forward-looking statements set forth herein.